

150103

BARBARA K. CEGAVSKE
Secretary of State
202 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov



Filed in the office of	Document Number
Barbara K. Cegavske Barbara K. Cegavske Secretary of State State of Nevada	**20150450140-52**
	Filing Date and Time **10/09/2015 5:58 AM**
	Entity Number **E0251172014-2**

Certificate of Designation
(PURSUANT TO NRS 78.1955)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Designation For
Nevada Profit Corporations
(Pursuant to NRS 78.1955)

1. Name of corporation:

AFS Holdings, Inc.

2. By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes the following regarding the voting powers, designations, preferences, limitations, restrictions and relative rights of the following class or series of stock.

The Corporation has authorized 250,000,000 shares of Common Stock, par value $0.001, and 5,000,000 shares of Preferred Stock, par value $0.001. Of the 5,000,000 shares of Preferred Stock, 1,000 shares shall be designated as "Series A Preferred Stock". The Series A Preferred Stock shall have a par value of $0.001, and a stated value of $1,000. The Series A Preferred Stock shall be entitled to receive dividends in an amount of 12% per annum, payable in cash or stock of the Corporation at the discretion of the board of directors. Upon liquidation, the Series A Preferred Shareholders shall be entitled to the stated value for each share held, in addition to any accrued and unpaid dividends, so long as the Corporation possesses the funds necessary to make such payments. The Corporation may, at any time, redeem the shares of Series A Preferred Stock without the prior written consent of the Holders. The Series A Preferred Shares shall have no voting rights, except in situations where the rights or preferences of the Series A Preferred Shares may be negatively affected.

3. Effective date of filing: (optional) _____

(must not be later than 90 days after the certificate is filed)

4. Signature: (required)



X _____

Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Stock Designation
Revised: 1-5-15

CERTIFICATE OF DESIGNATION OF
SERIES A PREFERRED STOCK OF
AFS HOLDINGS, INC.

RECITALS

(Pursuant to Sections 78.035, 78.195, 78.196 of the Nevada Revised Statutes)

AFS Holdings, Inc., a Nevada corporation (the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation:

RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Corporation (the "Board") by the provisions of the Articles of Incorporation of the Corporation (the "Articles of Incorporation"), there is hereby created, out of the five million (5,000,000) shares of preferred stock of the Corporation authorized the Amended Articles of Incorporation (the "Preferred Stock"), a series of the Preferred Stock consisting of one thousand (1,000) shares, par value $0.001) per share, which series shall have the following powers, designations, preferences and relative, participating, optional or other rights, and the following qualifications, limitations and restrictions:

1. Designation, Amount and Stated Value.

The series of Preferred Stock of the Corporation created pursuant to this Certificate of Designation (the "Certificate of Designation") shall be designated the "Series A Preferred Stock" (the "Series A Preferred Stock") and the authorized number of shares constituting such series shall be one thousand (1,000), par value $0.001 per share. The face amount of each share of the Series A Preferred Stock shall be one ($1,000) dollars which on an aggregate basis shall equal one million ($1,000,000) dollars (the "Stated Value"). Any and all shares of Series A Preferred Stock issued by the Corporation which have been paid for and delivered shall be deemed fully paid and holders of record of the outstanding shares of Series A Preferred Stock (the "Holders") shall not be liable for any further call or assessment thereon. Any and all shares of Series A Preferred Stock issued by the Corporation shall be registered with the Corporation in the name of the Holder, and shall appear on the share records of the Corporation in the name of the Holder.

2. Dividends.

(A) Holders shall be entitled to receive, when and as authorized by the Board, the following dividends (the "Dividends"): (i) at a rate equal to twelve percent (12.00%) percent per annum payable in cash or common stock of the Corporation ("Common Stock Dividends"), at the discretion of the Corporation. Such Dividends shall accrue from the date upon which the Corporation receives the subscription funds for the Series A Preferred Stock (the "Issuance Date") from the Holder, and shall be payable annually in arrears on March 31 of each year or, if not a business day, on the next succeeding business day (each, a "Dividend Payment Date"). A "Dividend Period" shall mean, with respect to the first "Dividend Period", the period from and including the Issuance Date to and including the first Dividend Payment Date, and with respect to each subsequent "Dividend Period", the period from, but excluding, a Dividend Payment Date to and including the next succeeding Dividend Payment Date. Dividends shall be payable to Holders as they appear in the share records of the Corporation at the close of business on the applicable record date, which shall be the fifteenth (15th) day of the calendar month in which the applicable Dividend Payment Date falls (each, a "Dividend Record Date").

If the terms and provisions of any agreement of the Corporation entered into prior to the date of issuance of any share of the Series A Preferred Stock, including any agreement relating to its indebtedness, prohibit the Corporation's declaration of a Dividend, payment or setting apart for payment, or provide that such declaration of a Dividend, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law, then no Dividends on shares of Series A Preferred Stock shall be declared by the Corporation or paid or set apart for payment by the Corporation upon the Dividend Payment Date.

Prior to declaring any dividend or making any distribution upon or with respect to shares of Common Stock, the Corporation shall take all prior corporate action necessary to authorize the issuance of any Dividends or any distribution with respect to the Series A Preferred Stock.

If, on any Dividend Payment Date, the Corporation does not pay the entire amount of accrued and unpaid Dividends, but the Corporation does pay a portion of the accrued and unpaid Dividends, then all Dividends declared upon the Series A Preferred Stock shall be declared pro rata.

Holders shall not be entitled to any Dividend, whether payable in cash, property or shares in excess of full cumulative Dividends upon the Series A Preferred Stock as set forth in this Certificate of Designation.

(B) With respect to determining the number of shares of Common Stock which shall be distributed as a Common Stock Dividend, if the Common Stock is trading on the ten (10) trading days immediately prior to the Dividend Record Date, then the value of the Common Stock shall be valued based upon the average closing price of the Common Stock for the ten (10) trading days immediately prior to the Dividend Record Date. If the Common Stock is not trading on all of the ten (10) trading days immediately prior to the Dividend Record Date, then the value of the Common Stock shall be valued based upon the ten (10) most recent trading days prior to the Dividend Record Date. A "trading day" shall be any day upon which the securities exchange (including, for purposes hereof, any of the several Nasdaq markets, OTC Bulletin Board and the Pink Sheets) upon which the Common Stock is listed or admitted to trading, is open and stock is traded.

3.   Dividend Received Deduction.

For federal income tax purposes, the Corporation shall report distributions on the Series A Preferred Stock as dividends, to the extent of the Corporation's current and accumulated earnings and profits (as determined for federal income tax purposes).

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4.   Rights upon Liquidation, Dissolution or Winding Up.

(A)   Upon any "Liquidating Transaction", and so long as the Corporation possesses the funds necessary to make such payments, the Holders of Series A Preferred Stock are entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders an amount equal to:

(i) The face amount of each share purchased by the Holder; plus

(ii) Any accrued and unpaid dividends to the date of payment. Such payment shall be made before any payment shall be made or any assets distributed to the holders of any class or series of Common Stock or any other class or series of Junior Preferred Stock.

(B)   After payment of the full amount of the liquidating distributions to which each Holder is entitled, the Holders shall have no right or claim to any of the remaining assets of the Corporation.

(C)   For purposes of this Certificate of Designation, a "Liquidating Transaction" of the Corporation shall mean a (i) voluntary or involuntary liquidation, dissolution or winding up of the Corporation, (ii) the sale, transfer, conveyance, other disposal, exclusive lease, exclusive license or other disposition of all or substantially all of the assets, property or business of the Corporation, (iii) the effectuation of a transaction or series of related transactions in which more than fifty (50%) percent of the voting power of the Corporation is disposed of (other than as a direct result of normal, uncoordinated trading activities in the Common Stock generally), (iv) a transaction or series of transactions in which any person or "group" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934) acquires more than fifty (50%) percent of the voting equity of the Corporation or (v) a transaction or series of transactions that constitutes or results in a "going private transaction" (as defined in Rule 13(e)-3 promulgated pursuant to the Securities Exchange Act of 1934 and the regulations of the Commission issued thereunder).

5.   Optional Redemption.

(A)   The Corporation may, at any time, or from time to time, in whole or in part, redeem shares of Series A Preferred Stock without prior written consent of the Holders.

(B) Procedure for Redemption.

(i)   The Corporation shall give notice of its election to redeem any Series A Preferred Stock by providing written notice (the "Redemption Notice") pursuant to Paragraph "A" of Article "10" of this Certificate of Designation, not less than thirty (30) nor more than ninety (90) days prior to the date designated as the date for the redemption (the "Redemption Date"), to the Holders whose shares of Series A Preferred Stock are to be redeemed, addressed to them at their respective addresses appearing on the books of the Corporation.

(ii) In addition to any information required by law or by the applicable rules of any exchange upon which Series A Preferred Stock may be listed or admitted to trading, the Redemption Notice shall state: (A) the redemption date; (B) the redemption price; (C) the number of shares of Series A Preferred Stock to be redeemed; (D) the place or places where the Series A Preferred Stock are to be surrendered for payment of the redemption price; and (E) that Dividends on the shares to be redeemed shall cease to accrue on such redemption date. If less than all of the Series A Preferred Stock held by any Holder is to be redeemed, the notice mailed to such holder shall also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

(iii) Holders of Series A Preferred Stock to be redeemed shall surrender such Series A Preferred Stock at the place designated in the Redemption Notice and, upon surrender in accordance with the Redemption Notice of the certificates for shares of Series A Preferred Stock so redeemed (properly endorsed or assigned for transfer, if such endorsement or assignment is required pursuant to the Redemption Notice), such shares of Series A Preferred Stock shall be redeemed by the Corporation at the redemption price plus any accrued and unpaid dividends payable upon such redemption. If less than all the shares of Series A Preferred Stock represented by any such certificate are redeemed, a new certificate or certificates shall be issued evidencing the unredeemed shares of Series A Preferred Stock without cost to the holder thereof.

(iv) Any balance of monies deposited by the Corporation for the purpose of redeeming Series A Preferred Stock but unclaimed by the holders of the Series A Preferred Stock entitled thereto at the expiration of two years from the applicable redemption dates shall be repaid, together with any interest or other earnings thereon, to the Corporation, and after any such repayment, the holders of the shares entitled to the funds so repaid to the Corporation shall have a claim against the Corporation for payment without interest or other earnings of the funds so repaid.

(C) If only a portion of Series A Preferred Stock then outstanding is to be redeemed at a given time, the Corporation shall select, out of all issued and outstanding shares of Series A Preferred Stock, the shares to be redeemed in whatever manner shall be determined by the Board in its sole and absolute discretion, including, but not limited to, selecting Holders at random whose shares of Series A Preferred Stock are to be redeemed.

(D) As of the Redemption Date specified in the Redemption Notice, each Holder of shares of Series A Preferred Stock to be redeemed shall be entitled to receive for the shares of Series A Preferred Stock to be redeemed the price set forth in Paragraph "A" of this Article "6" of this Certificate of Designation, upon presentation and surrender of the certificate or certificates of Series A Preferred Stock held by the Holder at the place designated in the Redemption Notice, properly endorsed in blank for transfer or accompanied by proper instruments of assignment in blank and bearing all necessary stock transfer stamps affixed and cancelled.

(E) Immediately prior to or upon any redemption of Series A Preferred Stock, the Corporation shall pay the cash value of any accumulated and unpaid Common Stock Dividends, to and including the redemption date, unless a redemption date falls after a Dividend Record Date and prior to the corresponding Dividend Payment Date, in which case each holder of Series A Preferred Stock at the close of business on such Dividend Record Date shall be entitled to the

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dividend payable on such shares on the corresponding Dividend Payment Date notwithstanding the redemption of such shares before such Dividend Payment Date.

6.   Voting Rights.

(A) The Holders shall have no voting rights and their consent shall not be required for the taking of any corporate action, except as otherwise required by the Nevada Revised Statutes; provided, however, that as long as any shares of Series A Preferred Stock remain outstanding, the Corporation shall not, without the written consent or affirmative vote of the Holders of two-thirds of the outstanding shares of Series A Preferred Stock, (i) create, authorize or issue any class, series or shares of Preferred Stock or any other class of capital stock ranking either as to payment of dividends, distributions or as to distributions of assets upon Liquidation (x) prior to the Series A Preferred Stock, or (y) on a parity with the Series A Preferred Stock or (ii) take any action which would adversely affect the preferences and/or rights of the Holders.

(B) The Corporation shall not, from and after the date of the date of issuance of any share of the Series A Preferred Stock, enter into any agreement, amend or modify any existing agreement or obligation, or issue any security which prohibits, conflicts or is inconsistent with, or would be breached by, the Corporation's performance of its obligations set forth in this Certificate of Designation. .

7.   Notice of Certain Corporate Action.

If the Corporation (i) creates, authorizes or issues any class, series or shares of Preferred Stock or any other class of capital stock ranking either as to payment of dividends, distributions or as to distributions of assets upon Liquidation prior to the Series A Preferred Stock, or on a parity with the Series A Preferred Stock or (ii) takes any action which would adversely affect the preferences and/or rights of the Holders; then the Corporation shall cause to be filed at each office or agency maintained for such purpose, and shall cause a written notice to be mailed to all Holders pursuant to Paragraph "A" of Article "8" of this Certificate of Designation, at least thirty (30) days prior to the date of the applicable event set forth in clauses (i) or (ii) of this Article "7" of this Certificate of Designation or any stockholders' meeting called to approve such applicable event set forth in clauses (i) or (ii) of this Article "7" of this Certificate of Designation, stating the date upon which the Corporation shall create, authorize or issue any class, series or shares of Preferred Stock or any other class of capital stock ranking either as to payment of dividends, distributions or as to distributions of assets upon Liquidation prior to the Series A Preferred Stock, or on a parity with the Series A Preferred Stock, or take any action which would adversely affect the preferences and/or rights of the Holders. Neither the failure to give any such notice nor any defect therein shall affect the legality or validity of any action described in clauses (i) or (ii) of this Article "9" of this Certificate of Designation.

8. Miscellaneous.

(A) Notice. Any notice or other communication required or permitted pursuant to this Certificate of Designation shall be sufficiently given if sent by (i) mail by (a) certified mail, postage

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prepaid, return receipt requested and (b) first class mail, (ii) overnight delivery with confirmation of delivery or (iii) facsimile transmission with an original mailed by first class mail, postage prepaid, addressed as follows:

If to the Corporation:

AFS Holdings, Inc.
310 Fourth Avenue South, Suite 7000
Minneapolis, MN 55415
Attn: Mr. Kent Rodriguez, CEO
Facsimile No.: (952) 746-5216

To the Holder:

    _____

    _____

    _____

or in each case to such other address and facsimile number as shall have last been furnished by like notice. If all of the methods of notice set forth in this Paragraph "A" of this Article "8" of this Certificate of Designation are impossible for any reason, notice shall be in writing and personally delivered to the aforesaid addresses. Each notice or communication shall be deemed to have been given as of the date so mailed or delivered as the case may be; provided, however, that any notice sent by facsimile shall be deemed to have been given as of the date so sent if a copy thereof is also mailed by first class mail on the date sent by facsimile. If the date of mailing is not the same as the date of sending by facsimile, then the date of mailing by first class mail shall be deemed to be the date upon which notice is given; provided further, however, that any notice sent by overnight delivery shall be deemed to have been given as of the date of delivery.

(B) Enforceability. If any provision which is contained in this Certificate of Designation, should, for any reason, be held to be invalid or unenforceable in any respect under the laws of any State of the United States, such invalidity or unenforceability shall not affect any other provision of this Certificate of Designation and this Certificate of Designation shall be construed as if such invalid or unenforceable provision had not been contained herein.

(C) Governing Law. This Certificate of Designation shall in all respects be construed, governed, pursuant to the internal laws of the State of Nevada without giving effect to the principles of conflicts of laws and be deemed to be an agreement entered into in the State of Nevada and made pursuant to the laws of the State of Nevada, and enforced by courts of the State of Minnesota. The Holder and the Corporation hereby consent and submit to the exclusive jurisdiction of the courts of the State of Minnesota in any action or proceeding and submit to personal jurisdiction over each of them by such courts. The Holder and Corporation hereby waive trial by jury and personal service of any and all process and specifically consent that in any such action or proceeding, any service of process may be effectuated upon any of them by certified mail, return receipt requested, in accordance with Paragraph "(C)" of this Article "8" of this

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Certificate of Designation. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

(D) Non-Waiver. Except as otherwise expressly provided herein, no waiver of any covenant, condition, or provision of this Certificate of Designation shall be deemed to have been made unless expressly in writing and signed by the Corporation against whom such waiver is charged; and (i) the failure of the Corporation to insist in any one or more cases upon the performance of any of the provisions, covenants or conditions of this Certificate of Designation or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provisions, covenants or conditions, (ii) the acceptance of performance of anything required by this Certificate of Designation to be performed with knowledge of the breach or failure of a covenant, condition or provision hereof shall not be deemed a waiver of such breach or failure and (iii) no waiver by the Corporation of one breach by another party shall be construed as a waiver of any other or subsequent breach.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed in its name and on its behalf this 8th day of October, 2015.

AFS Holdings, Inc.

By: Kent Rodriguez, President and CEO